UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

Report of April 4, 2003

NORSK HYDRO ASA

(Translation of registrant's name into English)

Bygdøy Allé 2

N-0240 OSLO 2

NORWAY

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F_X__Form 40-F____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes____No_X__

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82-_______________

The Report on Form 6-K shall be deemed to be incorporated by reference in the prospectus included in each of the Registration Statements on Form F-3 (No. 333-8110 and No. 333-10580) and to be a part thereof from the date on which this Report is filed, to the extent not superseded by documents or reports subsequently filed or furnished.

Sales of shares to employees

Oslo(2003-04-04): In connection with sale of shares to employees of Norsk Hydro ASA, under a general arrangement offered to employees in Norway, 68 percent of the employees entitled to the offer have subscribed, and have been allocated 26 shares each at NOK 223.92 per share. The total number of allocated shares is 235,768. The terms are according to Hydro's share purchase plan for employees in Norway. Norsk Hydro holds 8,400,350 own shares after this transaction.

The following insiders have under the above mentioned scheme each acquired 26 shares:

President and CEO Eivind Reiten, new holding is 7,613 shares
Executive Vice President John Ove Ottestad, new holding is 8,210 shares
Executive Vice President Tore Torvund, new holding is 3,252 shares
Executive Vice President Thorleif Enger, new holding is 16,864 shares
Executive Vice President Jon-Harald Nilsen, new holding is 242 shares
Employee representative to the Board of directors Gudmund Per Olsen, new holding is 817 shares
Employee representative to the Board of directors Per Wold, new holding is 884 shares
Employee representative to the Board of directors Odd Semstrøm, new holding is 101 shares
Closely related to Executive Vice President Tore Torvund, Tone Steinseth, new holding is 332 shares

Hydro Aluminium inaugurates new alumina capacity

Oslo(2003-04-04): Alumina do Norte do Brasil S/A, Alunorte, will inaugurate on Friday, April 4, its third production line, which makes Alunorte the largest producer of alumina in South America. Hydro Aluminium has a 34 percent stake in Alunorte.

Alunorte's annual production capacity will increase from 1.6 million tonnes of alumina to 2.4 million tonnes - an increase of 50 percent. Hydro has participated in the expansion project with 50 percent, thus increasing its share of Alunorte from approximately 25 percent to 34 percent. Alunorte has the lowest conversion cost worldwide in the alumina industry.

This stake entitles Hydro to more than 800,000 tonnes per year of alumina, which is used as a raw material in Hydro Aluminium's global primary aluminium production and contributes to further improve the cost position of the Hydro Aluminium primary aluminium production.

The expansion of Alunorte enables Hydro to cover approximately 50 percent of its alumina requirements from equity production.

In addition to increasing alumina capacity, the Alunorte project has included the construction of new port facilities and additional power generating capacity. The project's investments total USD 300 million.

The Alunorte project has met its 30-month time schedule and has been completed well within the initial budget.

Alunorte, located near Belem, the state capital of Para in northeastern Brazil, has a staff of 650 people.

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Certain statements in this press release are or may constitute "forward-looking" statements within the meaning of the Private Securities Litigation Reform Act of 1995. Statements that are not in the nature of historical facts may be deemed to be forward-looking statements and may contain identifying words such as "believes", "anticipates", "plans", "expects" and similar expressions. These forward looking statements are based on Hydro's current expectations, assumptions, estimates and projections about the company and the industries in which it engages in business. All forward-looking statements involve risks and uncertainties. For a detailed description of factors that could cause Hydro's actual results to differ materially from those expressed in or implied by such statements, please refer to its annual report on Form 20-F for the year-ended December 31, 2002 and subsequent filings on Form 6-K with the U.S. Securities and Exchange Commission.

SIGNATURES

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Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

for Norsk Hydro ASA

/s/ Idar Eikrem

Senior Vice President, Corporate Accounting and Consolidation

April 4, 2003